FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Free translation of the letter dated January 5, 2005, which was filed at the local exchange, announcing that the Telecom Group has implemented a new organizational model.

Item 1

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, January 5, 2005

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.:	Information under Article 23rd of Listing Regulation – New Organizational Model of Telecom Argentina S.A.

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that the Telecom Group, conformed by the Company and its controlled subsidiaries, has decided to implement a new organizational model, where a new unit dedicated to the fixed telephony business was created. This unit will be joined to the existing one that is dedicated to the cellular business (represented by Telecom Personal S.A.).

The Telecom Group will adjust the rest of the corporate functions under this new organizational model. Both units (fixed telephony and cellular) will report to the Chief Executive Officer, Mr. Carlos Felices.

Moreover, Mr. Edmundo Poggio was designated as General Director of the Fixed Telephony Unit, while Mr. Carlos Felices will be General Director of Telecom Personal (the Cellular Unit), in an interim manner.

The Telecom Group, market leader in the telecommunications business, has designed this new organizational model in response to the changing needs of its business and to continue with the most effective and responsive offer for its clients.

Sincerely,

Pedro Gastón Insussarry

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: January 11, 2005	By:	/s/ Alberto Yamandú Messano
		Name:	Alberto Yamandú Messano
		Title:	Director